

31 August 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of Nedbank Group Limited: capitalisation award with a cash dividend to be paid to shareholders not electing to receive capitalisation award shares.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

NEDBANK
GROUP

cc ***Jonathan K Bender, Esq***

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share Code: NED ISIN Code: ZAE 000004875
("Nedbank Group" or "the Company")


RECEIVED
2006 SEP 11 P 12:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CAPITALISATION AWARD WITH A CASH DIVIDEND TO BE PAID TO SHAREHOLDERS NOT ELECTING TO RECEIVE CAPITALISATION AWARD SHARES

Further to the announcement of the Company's interim results for the six months ended 30 June 2006 published on the Securities Exchange News Service ("SENS") on Monday, 7 August 2006, notice is hereby given that an award of new fully paid ordinary shares ("the new shares") will be distributed to shareholders recorded in the register of the Company at the close of business on Friday, 15 September 2006 ("the record date"). In terms of the announcement, shareholders will be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award failing which they will receive the cash dividend alternative (209 cents per ordinary share that will be paid to those shareholders **not** electing to participate in the capitalisation award). The last day to trade to participate in the capitalisation award or the cash dividend alternative will be Friday, 8 September 2006.

The number of shares to which shareholders wishing to participate in the capitalisation award will become entitled will be determined in the ratio that 209 cents per ordinary share bears to R104.66, being the 30 day volume weighted average traded price of Nedbank Group ordinary shares on the JSE as at the close of business on Wednesday, 30 August 2006 ("VWAP"), the formula being:

Capitalisation share entitlement = [number of shares held on the record date x 209 cents] / [VWAP of R104.66]

This equates to 1.99694 new Nedbank Group ordinary shares for every 100 Nedbank Group ordinary shares held. Shareholders wishing to participate in the capitalisation award in respect of all or part of their shareholding must elect to do so. Subject to the approval of the JSE Limited ("JSE"), a listing of the maximum number of new shares to be issued pursuant to the capitalisation award will commence on Monday, 11 September 2006. The new shares will trade "*ex*" the entitlement with effect from the commencement of business on Monday, 11 September 2006. Shares may not be dematerialised or rematerialised between Monday, 11 September 2006 and Friday, 15 September 2006, both days inclusive. A circular (including a form of election) dealing with the capitalisation award was posted to shareholders on Wednesday, 23 August 2006.

Forms of election in respect of shareholders who have not yet dematerialised their shares ("certificated shareholders") and who wish to elect to participate



05 September 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Namibian BEE transactions of the companies within the Old Mutual Group.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary



NEDBANK
GROUP

cc ***Jonathan K Bender, Esq***

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za


A Member of the OLD MUTUAL Group

Old Mutual plc
(Incorporated in England and Wales)
Registration number: 3591559
JSE Share Code: OML
NSX Share Code: OLM
Issuer Code: OLOML
ISIN: GB0007389926
("Old Mutual plc")

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1966/010630/06)
JSE Share Code: NED
ISIN: ZAE000004875
("Nedbank Group")

Mutual & Federal Insurance Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1970/006619/06)
JSE Share Code: MAF
NSX Share Code: MTF
ISIN: ZAE000010823
("Mutual & Federal")

THE OLD MUTUAL GROUP - ANNOUNCEMENT OF BEE TRANSACTIONS IN NAMIBIA

Old Mutual plc, Nedbank Group and Mutual & Federal ("the Old Mutual Group") will be announcing the details of their broad-based black economic empowerment ("BEE") transactions in Namibia on Tuesday, 5 September 2006. A joint announcement will be released on SENS/RNS and a presentation will be made in Windhoek at 11:15 SA and Namibian time (10:15 UK time).

A live webcast of the presentation can be accessed via http://www.corpcam.com/OldMutual05092006. A delayed version of the webcast will be available shortly afterwards.

There will also be an audio dial-in facility accessible on the following numbers:

Live call: 11:15 SA and Namibian time (10:15 UK time) on Tuesday, 5 September 2006

South Africa	Toll	011 535 3600
	Toll-free	0800 200 648
USA	Toll-free	1866 752 6302
Canada	Toll-free	1 866 829 2463
UK	Toll-free	0800 917 7042

Playback (available until 8 September 2006)

South Africa and other	+27 11 305 2030	Code: 2570#
US	1 412 317 0088	Code: 2570#
Europe and UK	0808 234 6771	Code: 2570#

Sandton
4 September 2006

Enquiries:
Old Mutual plc:
Nad Pillay +27 (0)82 553 7980
Nedbank Group:
Tier 1 Investor Relations +27 (0)21 702 3102
Mutual & Federal:
Gary Benton +27 (0)11 374 2054